Date: July 17, 2006

From: Original Sixteen to One Mine Inc. (Exact name of registrant as Specified on its charter)

Commission File No. 001-10156

94-0735390 (I.R.S. Employer ID No.)

Post Office Box 909, Alleghany CA 95910 (Address of principle executive offices)

To: Ryan C. Milne Securities and Exchange Commission

Re: Form 8-K/A filed 7/13/06

Original Sixteen to One Mine, Inc. is responsible for the adequacy and accuracy of the disclosure in the above referenced filing.

Further we acknowledge that S.E.C. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We also acknowledge that Original Sixteen to One Mine, Inc. may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

/s/ Michael M. Miller
President